Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

						Six Months	Six Months
	Fiscal Years Ended					Ended	Ended
	30-Jun					31-Dec	30-Jun
	2008	2009	2010	2011	2012	2012	2013
Earnings
Earnings Before Income Taxes	$2,594,399	$2,499,557	$2,585,099	$3,015,311	$1,764,898	$997,275	$691,682
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	(284,316)	55,367	(326,232)	(396,755)	(243,121)	(200,833)	(125,700)
Less: Capitalized Interest Included in
Interest Expense Below	(52,110)	(94,532)	(75,060)	(7,211)	(20,869)	(11,548)	(10,094)
Less: Noncontrolling Interest	(6,103)	(3,751)	10,996	17,573	(18,387)	(2,184)	(3,786)
Total Earnings	2,251,870	2,456,641	2,194,803	2,628,918	1,482,521	782,710	552,102
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	512,922	469,059	421,461	482,298	441,765	212,290	212,503
Capitalized Interest	52,110	94,532	75,060	7,211	20,869	11,548	10,094
Total Interest Expense	565,032	563,591	496,521	489,509	462,634	223,838	222,597
Amortization of Debt Discount(1)	3,250	3,832	3,805	4,282
One Third of Rental Expenses	67,106	72,289	80,682	83,764	69,648	35,295	18,136
Total Fixed Charges	635,388	639,712	581,008	577,555	532,282	259,133	240,733
Earnings Available for Fixed Charges	$2,887,258	$3,096,353	$2,775,811	$3,206,473	$2,014,803	$1,041,843	$792,835
Ratio of Earnings to Fixed Charges	4.54	4.84	4.78	5.55	3.79	4.02	3.29

(1) Effective fiscal 2012, the Company reclassified amortization of debt discount to debt expense.